EXHIBIT 99.1

VICINITY MOTOR CORP. Unaudited Interim Condensed Consolidated Financial Statements For the three months ended March 31, 2024 and 2023

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

	Note	March 31, 2024	December 31, 2023
		$	$
Current Assets
Cash and cash equivalents		4,321	2,026
Trade and other receivables	3	7,524	5,599
Inventory	4	28,234	23,273
Prepaids and deposits		4,530	9,748

		44,609	40,646
Long-term Assets
Intangible assets		9,687	9,815
Property, plant, and equipment		23,535	23,734

		77,831	74,195

Current Liabilities
Accounts payable and accrued liabilities		13,917	10,162
Credit facility	5	17,993	15,926
Current portion of deferred revenue		4,371	4,429
Current portion of provision for warranty cost	6	680	612
Current debt facilities	7	8,543	8,499
Convertible debt	8	2,575	2,658
Current portion of other long-term liabilities	9	1,563	1,222

		49,642	43,508

Long-term Liabilities
Other long-term liabilities	9	9,219	9,355
Provision for warranty cost	6	228	135

		59,089	52,998

Shareholders’ Equity
Share capital	10	76,802	76,802
Contributed surplus	10	8,456	8,257
Accumulated other comprehensive (loss) income		1,479	413
Deficit		(67,995)	(64,275)

		18,742	21,197

		77,831	74,195

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Note 14)

SUBSEQUENT EVENTS (Note 15)

Approved on behalf of the Board:

/s/“William R. Trainer “	/s/“Christopher Strong”
Director	Director

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Loss

(Unaudited, In thousands of US dollars, except for per share amounts)

	Note	For the three months ended March 31, 2024	For the three months ended March 31, 2023
		$	$
Revenue
Vehicle sales	13	11,858	1,467
Other	13	1,376	1,182
		13,234	2,649

Cost of sales	4	(11,351)	(2,176)

Gross profit		1,883	473

Expenses
Sales and administration		1,968	1,913
Stock-based compensation	10	199	198
Amortization		233	213
Interest and finance costs	7,8,9	1,730	683
Change in fair value of embedded derivatives	8	(204)	(92)
Foreign exchange loss (gain)		1,677	(6)

		5,603	2,909

Net loss		(3,720)	(2,436)

Loss per share
Basic & diluted		(0.08)	(0.05)

Weighted average number of common shares outstanding
Basic & diluted		45,667,706	45,414,367

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, In thousands of US dollars)

	For the three months ended March 31, 2024	For the three months ended March 31, 2023
	$	$

Net loss	(3,720)	(2,436)

Other comprehensive loss Items that may be reclassified subsequently to net loss
Exchange differences on translation of foreign operations	1,066	(19)
Total other comprehensive income (loss)	1,066	(19)
Total comprehensive loss	(2,654)	(2,455)

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited, In thousands of US dollars, except for per share amounts)

	Note	Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
			$	$	$	$	$
Balance, January 1, 2023		44,742,039	75,983	7,088	1,403	(47,642)	36,832
Issuance of shares – private placement	10.2(a)	925,667	867	—	—	—	867
Share issuance costs	10.2(a)	—	(43)	—	—	—	(43)
Stock-based compensation	10.3-10.4	—	—	198	—	—	198
Other comprehensive loss		—	—	—	(19)	—	(19)
Net loss		—	—	—	—	(2,436)	(2,436)
Balance, March 31, 2023		45,667,706	76,807	7,286	1,384	(50,078)	35,399

Balance, January 1, 2024		45,667,706	76,802	8,257	413	(64,275)	21,197
Stock-based compensation	10.3-10.4	—	—	199	—	—	199
Other comprehensive loss		—	—	—	1,066	—	1,066
Net loss		—	—	—	—	(3,720)	(3,720)
Balance, March 31, 2024		45,667,706	76,802	8,456	1,479	(67,995)	18,742

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited, In thousands of US dollars)

		Three months ended	Three months ended
	Note	March 31, 2024	March 31, 2023
		$	$
OPERATING ACTIVITIES
Net loss for the year		(3,720)	(2,436)
Items not involving cash:
Amortization		460	285
Unrealized foreign exchange loss (gain)		1,418	(32)
Interest and finance costs	7,8,9	1,730	683
Change in fair value of embedded derivatives	8	(204)	(92)
Stock-based compensation	10	199	198
		(117)	(1,394)
Changes in non-cash items:
Trade and other receivables	3	(2,050)	(3,095)
Inventory	4	(5,549)	794
Prepaids and deposits		4,992	(1,261)
Accounts payable and accrued liabilities		4,215	2,333
Deferred revenue		51	175
Warranty provision	6	173	(710)
Taxes paid		—	(54)
Interest paid		(1,265)	(343)
Cash provide (used) in operating activities		450	(3,555)

INVESTING ACTIVITIES
Purchase of intangible assets		(247)	(133)
Purchase of property and equipment		(133)	(211)
Cash used in investing activities		(380)	(344)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	10	—	867
Share issuance costs	10	—	(43)
Net proceeds of credit facility	5	2,418	762
Financing fees	5	—	(191)
Proceeds from convertible debt	8	—	2,939
Convertible debt financing fees	8	—	(158)
Proceeds from long-term loans	9	—	—
Repayment of long-term loans	9	(132)	(131)
Cash provided by financing activities		2,286	4,045
Effect of foreign exchange rate on cash and cash equivalents		(61)	15
Increase in cash and cash equivalents		2,295	161
Cash and cash equivalents, beginning		2,026	1,622
Cash and cash equivalents, ending		4,321	1,783

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2024 and March 31, 2023

(Unaudited, In thousands of US dollars, except for per share amounts)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and relationships with manufacturing partners to supply its flagship electric, compressed natural gas (“CNG”) and clean-diesel Vicinity buses and the VMC 1200 class 3 electric truck. VMC (formerly Grande West Transportation Group) was incorporated on December 4, 2012 under the laws of British Columbia. The Company conducts its active operations in Canada through its wholly owned operating subsidiary, Vicinity Motor (Bus) Corp. which was incorporated on September 2, 2008 under the laws of British Columbia. The Company also conducts its active operations in the U.S. through a wholly owned subsidiary, Vicinity Motor (Bus) USA Corp., incorporated on April 8, 2014 under the laws of the State of Delaware. The Company’s head office is located at 3168 262nd Street, Aldergrove, British Columbia.

In February 2023, the Company obtained $30 million in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Company’s VMC 1200 class 3 electric trucks. As at March 31, 2024, $17,255 has been drawn on this facility (Note 5). The Company also has an asset-based lending facility (ABL) from Royal Bank of Canada for C$10 million. As at March 31, 2024, $738 has been drawn on this facility (Note 5). Both the truck and ABL facilities are renewable on a yearly basis at the discretion of the lender. The facilities were initially up for renewal on April 16, 2024, which subsequent to March 31, 2024, was further extended with the facilities next set to be renewed, at the discretion of the lender, on July 16, 2024 (Note 5). The Company also has convertible debt of C$4 million plus interest that matures September 27, 2024 (Note 8) and unsecured debentures of C$11,948 (Note 7) which subsequent to March 31, 2024, was amended to be repayable with C$87 principal payments paid in April and C$87 due in July of 2024, with the remaining principal and all accrued interest due on October 4, 2024 (Note 15).

These unaudited interim condensed consolidated financial statements have been prepared on the basis that the Company is a going concern, meaning the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations for at least twelve months from March 31, 2024.

The Company’s operations are dependent upon its ability to raise capital and generate positive cash flows from operating activities. As at March 31, 2024, the Company had negative working capital (current assets less current liabilities) of $5,033 compared to negative working capital of $2,862 as at December 31, 2023. For the three months ended March 31, 2024, the Company incurred a net loss of $3,720 (March 31, 2023: $2,436) and provided cash in operations of $450 (March 31, 2023: used cash of $3,555). Revenues for the three months ended March 31, 2024, totalled $13,234 (March 31, 2023: $2,649). The continuation of the Company as a going concern is dependent on the renewal of existing credit facilities, future cash flows from operations consistent with Company forecasts, and obtaining necessary financing to fund ongoing operations (Note 15). The Company’s ability to achieve its business objectives is subject to material uncertainty which may raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory and delivering on the Company’s existing purchase orders, collecting accounts receivable, utilizing the Company’s credit facilities and, from time to time, and at its discretion, selling common shares. There can be no assurance that these endeavours will be successful.

These unaudited interim condensed consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2.	BASIS OF PRESENTATION

The following companies are consolidated with Vicinity Motor Corp. as at March 31, 2024:

Company Name	Registered	Holding	Functional Currency
Vicinity Motor Corp.	British Columbia	Parent Company	United States Dollar
Vicinity Motor (Bus) Corp.	British Columbia	100%	Canadian Dollar
Vicinity Motor (Bus) USA Corp.	United States	100%	United States Dollar

Intercompany balances and transactions were eliminated in preparing the consolidated financial statements.

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2024 and March 31, 2023

(Unaudited, In thousands of US dollars, except for per share amounts)

2.	BASIS OF PRESENTATION (continued)

a)       Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), have been omitted or condensed. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

The interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 10, 2024.

b)       Basis of measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value.

c)       Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements.

Estimates that have a risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below:

i.	Impairment assessment of intangible assets:

The determination of the recoverable amount of intangible assets involves significant estimates and assumptions. Intangible assets are tested for possible impairment when there are events or changes in circumstances that indicate that their carrying values may not be recoverable. Impairment is determined by comparing the recoverable amount of such intangible assets with their carrying values. Any impairment loss is recognized for the amount by which the intangible asset’s carrying value exceeds its recoverable amount within earnings, as appropriate.

ii.	Fair value of embedded derivatives:

During the year ended December 31, 2023, the Company entered into a convertible debt arrangement and accordingly the following are new estimates and judgements. The Company is required to determine the fair value of embedded derivatives. Fair value of embedded derivatives are determined using valuation techniques and require estimates as at the reporting period date as the financial instruments are not traded in an active market as disclosed in Note 8.

iii.	Inventory net realizable value:

The Company estimates net realizable value of inventory for its vehicles and spare parts. Net realizable value is the estimated selling price in the ordinary course of business, less any costs to complete and sell the product. An allowance for obsolete, slow-moving or defective inventory is made when necessary.

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2024 and March 31, 2023

(Unaudited, In thousands of US dollars, except for per share amounts)

iv.	The determination of provision for warranty cost:

The Company offers warranties on the buses and trucks it sells. The Company estimates the provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest the past results may differ from future warranty claims. The Company does not have a long history of estimating warranty provisions. In addition, the items covered by the Company’s warranty may be subject to interpretation because the warranty items are not specific in all cases, and the warranty demands made by different customers may also vary.

2.	BASIS OF PRESENTATION (continued)

d)       New standards implemented

In September 2022, the IASB issued amendments to IFRS 16, Leases (IFRS 16) related to sale leaseback transactions for lessees. The amendments require that subsequent remeasurement of the lease liability does not result in a gain or loss that relates to the right of use asset the lessee retains. The amendments are effective for periods beginning on or after January 1, 2024, with early adoption permitted. There was no material impact on the Company’s consolidated financial statements on adoption.

In October 2022, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, which specifies that covenants whose compliance is assessed after the reporting date do not affect the classification. There was no material impact on the Company’s consolidated financial statements on adoption.

e)	New standard issued

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure of Financial Statements to improve reporting of financial performance and presentation of assets, liabilities, equity, income and expenses. IFRS 18 replaces IAS 1 and applies for annual reporting periods beginning on or after January 1, 2027, requiring retrospective application. The Company is currently assessing the impact of the new standard.

3.	TRADE AND OTHER RECEIVABLES

	March 31, 2024	December 31, 2023
	$	$
Trade receivable	5,091	2,627
Income tax receivable	185	185
Sales tax receivable	337	19
Duties receivable	172	172
Receivable from manufacturer	1,739	2,596
Total Trade and other receivables	7,524	5,599

4.	INVENTORY

	March 31, 2024	December 31, 2023
	$	$
Finished goods	8,172	9,985
Work in progress – vehicles	18,369	11,560
Parts for resale	1,693	1,728
Total Inventory	28,234	23,273

As at March 31, 2024 and December 31, 2023, work in progress – vehicles consists of the cost of buses and trucks still being manufactured. Finished goods inventory consisted of the costs of assembled buses and trucks, as well as freight and other costs incurred directly by the Company in compiling inventory. All inventory is part of the general security agreement to secure the credit facility described in Note 5.

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2024 and March 31, 2023

(Unaudited, In thousands of US dollars, except for per share amounts)

During the three months ended March 31, 2024, the Company recognized $7,656 as the cost of inventory included as an expense in cost of sales (March 31, 2023: $1,690).

5.	CREDIT FACILITY

During the year ended December 31, 2017, the Company entered into a revolving credit facility agreement with Royal Bank of Canada and Export Development Canada for a maximum amount of C$20 million based on the value of certain Company assets. The terms of the agreement were amended on October 23, 2020, renewing the asset-based lending (ABL) facility for a three-year term. The credit facility bears interest at a rate of 0.75% - 1% plus Canadian prime rate for loans denominated in Canadian dollars and 0.75% - 1% plus US prime rate for loans denominated in US dollars. The facility is secured by way of a general security agreement over all assets of the Company.

During the three months ended March 31, 2023, the terms of the agreement were amended to reduce the ABL facility to C$10M for use with its bus orders. The facility was due to initially expire on February 16, 2024, and the Company received a 60 day extension during the three months ended March 31, 2024 and the facility was to expire on April 16, 2024. Subsequent to March 31, 2024, the Company received a further extension with the facility set to be renewed, at the discretion of the lender, on July 16, 2024. The facility may be renewed on a yearly basis at the discretion of the lender.

As at March 31, 2024, the Company had drawn $738 on this facility (December 31, 2023: $nil). Per the terms of the ABL credit facility, the Company must maintain a consolidated 12-month rolling fixed charge coverage ratio if the Company borrows over 75% of the available facility. As at March 31, 2024, the Company has not borrowed over 75% of its availability.

During the three months ended March 31, 2023, the Company obtained $30M in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Company’s VMC 1200 class 3 electric trucks. The credit facility can be used for 100% of eligible production costs on the trucks, excluding labor and overhead from the Company’s assembly plants. The facility was due to initially expire on February 16, 2024, and the Company received a 60 day extension during the three months ended March 31, 2024 and the facility was to expire on April 16, 2024. Subsequent to March 31, 2024, the Company received a further extension with the facility set to be renewed, at the discretion of the lender, on July 16, 2024. The facility may be renewed on a yearly basis at the discretion of the lender.

The facility has an interest rate of prime plus 2% and will be secured by existing assets of the Company.

As at March 31, 2024, the Company had drawn $17,255 on this facility (December 31, 2023: $15,976). Per the terms of the credit facility, the Company must maintain minimum earnings before interest, taxes, depreciation, and amortization (EBITDA) target and certain production targets. The facility is repaid as payments for units are received.

Both facilities are under one agreement and this agreement was amended in September and December of 2023 to amend the covenants. As at March 31, 2024, the Company is in compliance with all amended covenants.

6.	PROVISION FOR WARRANTY COST

The Company provides bumper to bumper warranty coverage for the first two years on specified components, with the exception of normal wear and tear.

During the three months ended March 31, 2024, the Company recorded warranty expense of $293

(March 31, 2023 - $49) as part of its cost of sales in connection with sales completed during the year. During the three months ended March 31, 2024, $113 of warranty costs (March 31, 2023 - $150) have been incurred against the provision. Change in estimate of the warranty provision relates to re-assessment of the warranty provision compared to the actual warranty claims applied.

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2024 and March 31, 2023

(Unaudited, In thousands of US dollars, except for per share amounts)

	March 31, 2024	December 31, 2023
	$	$
Opening balance of warranty provision	747	1,709
Additions	293	368
Warranty claims applied	(113)	(494)
Change in estimate of warranty provision	(5)	(860)
Change in foreign exchange	(14)	24
Ending balance of warranty provision	908	747
Less: Current portion	680	612
Long-term portion of warranty provision	228	135

7.	CURRENT DEBT FACILITIES

		March 31, 2024	December 31, 2023
		$	$
Unsecured debentures - 2021	(a)	8,543	8,499
		8,543	8,499

a)	On October 5, 2021, the Company issued C$10.3 million in unsecured debentures with a maturity 12 months from the date of issue. On June 15, 2022, the maturity date of the debentures was extended to October 4, 2023, with the extension being treated as a modification that did not require derecognition of the original debt. As a result, a gain of $803 on modification of debt was recorded during the year ended December 31, 2022. In connection with the extension, the Company cancelled 412,000 warrants from the previous agreement. On extension the Company issued 1,000,000 warrants to purchase common shares at an exercise price of C$2.25 per share. The value of these warrants was incorporated in the $803 gain on modification of debt. On September 25, 2023, the maturity date of the debentures was extended with C$1,648 of accrued interest being added to the principal with the new principal amount being C$11,948. The facility is repayable with 25% (C$2,987) principal payments due in April and July of 2024, with the remainder and interest payable due on October 4, 2024. As a result, a gain of $492 on modification of debt was recorded during the three months ended September 30, 2023. In connection with the extension, the Company cancelled 1,000,000 warrants from the previous agreement. On extension the Company issued 1,500,000 warrants to purchase common shares at an exercise price of C$1.33 per share. The value of these warrants was incorporated in the $492 gain on modification of debt. The warrants expire on October 4, 2024. Subsequent to March 31, 2024, the facility was amended with the principal of C$87 paid in April and C$87 due in July of 2024, with the remaining principal and all accrued interest due on October 4, 2024.

As a result of the extension on September 25, 2023, the interest rate increased from 8% to 13% annual interest paid at maturity. Borrowing costs of $449 were recorded on June 15, 2022, and an additional $240 in borrowing costs on extension on September 25, 2023; the debt has an effective interest rate of 24%.

During the three months ended March 31, 2024, the Company incurred $539 in interest expense

(March 31, 2023 - $452) on this loan, of which $563 is included in accounts payable and accrued liabilities at March 31, 2024 (March 31, 2023 - $915).

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2024 and March 31, 2023

(Unaudited, In thousands of US dollars, except for per share amounts)

8.	CONVERTIBLE DEBT

On March 27, 2023, the Corporation completed a private placement of unsecured convertible debentures for gross proceeds of C$4 million. The convertible debentures bear interest at 15% per annum, and mature 18 months from the closing date. Interest payments on the convertible debentures are due on the twelve-month anniversary of the maturity date of September 27, 2024.

Each convertible debenture is convertible at the holder’s option into Units at any time prior to maturity at a conversion price of C$1.45 per Unit. Upon conversion, each Unit will consist of one Common Share and 0.2 of a Warrant. Each Warrant is exercisable into a Warrant Share at an exercise price of C$1.45 for a period of thirty-six months following the initial debenture closing date. The convertible debenture is redeemable at the Company’s option at any time after 12 months, with 30 days notice, at a redemption price of 105% of the principal, payable in cash, plus any accrued interest up to the maturity date.

The unsecured convertible debentures represent financial instruments that include host debentures accounted for at amortized cost and embedded derivatives related to the conversion feature and redemption option, which are separated from the convertible debentures and accounted for at fair value with changes in fair value recorded in the statement of loss.

	Host debentures	Embedded derivatives	Total
	$	$	$
As at January 1, 2023	—	—	—
Convertible debt principal	2,208	747	2,955
Transactions costs	(159)	—	(159)
As at March 27, 2023	2,049	747	2,796
Change in fair value	N/A	(605)	(605)
Interest accretion	394	—	394
Foreign exchange	56	17	73
As at December 31, 2023	2,499	159	2,658
Change in fair value	N/A	(204)	(204)
Interest accretion	183	—	183
Foreign exchange	(62)	—	(62)
As at March 31, 2024	2,620	(45)	2,575

The fair value of the embedded derivatives were estimated using a binomial tree method with the following assumptions as at March 31, 2024:

Assumptions

Risk-free interest rate	4.4 – 5.1%
Credit spread	28.0%
Expected life of options	1.0 – 2.5 years
Annual dividend rate	0%
Annualized volatility	36.1 – 45.9%

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2024 and March 31, 2023

(Unaudited, In thousands of US dollars, except for per share amounts)

For the three months ended March 31, 2024, the change in fair value resulted in a gain of $204 recognized in the statement of loss. The Company incurred $294 in interest expense on the convertible debentures

(March 31, 2023 - $9); $12 is included in accounts payable and accrued liabilities as at March 31, 2024

(March 31, 2023 - $5).

9.	OTHER LONG-TERM LIABILITIES

		March 31, 2024	December 31, 2023
		$	$
Term loan	(a)	8,885	8,880
Lease obligation	(b)	1,860	1,655
Vehicles		37	42
Less: Current portion		(1,563)	(1,222)
		9,219	9,355

a)	Term loan

During the three months ended June 30, 2023, the Company secured a financing with a lender for proceeds of $9,000 to fund working capital and capital expenditures as the Company begins production of the VMC 1200 class 3 electric truck at its facility in Ferndale, Washington. The loan is secured by the assets of the Company and bears interest at a rate of prime plus 3.75% or 5% depending on the Company’s full year EBITDA as defined in the contract. For the first year of the loan only interest is payable; principal is to be repaid over the remaining six years until maturity on May 20, 2030. The Company incurred transaction costs of $132. Per the terms of the credit facility, the Company must maintain minimum EBITDA targets and certain production targets. As at March 31, 2024, the Company is in compliance with all covenants.

During the three months ended March 31, 2024, the Company incurred $379 of interest expense on this loan. There are $115 in unamortized deferred financing fees netted against the carrying value of the loan for a net balance at March 31, 2024 of $8,885.

b)	Lease Obligation

Minimum lease payments in respect of lease liabilities for the right-of-use assets included in property, plant and equipment and the effect of discounting are as follows:

March 31, 2024
$
Undiscounted minimum lease payments:
Less than one year	603
One to two years	613
Two to three years	602
Three to six years	253
2,071
Effect of discounting	(211)
Present value of minimum lease payments – total lease liability	1,860
Less: Current portion	(514)
Long-term lease liabilities	1,346

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2024 and March 31, 2023

(Unaudited, In thousands of US dollars, except for per share amounts)

The Company has lease agreements for office and warehouse facilities expiring March 31, 2027, May 31, 2027 and March 30, 2029. The Company also has lease agreements for vehicles expiring on November 30, 2025, November 1, 2027 and February 15, 2029.

10.	SHARE CAPITAL

10.1 Authorized: Unlimited number of common shares without par value

10.2 Issued and Outstanding Common Shares:

The details for the common share issuances during the three months ended March 31, 2023 were as follows:

a.	During the three months ended March 31, 2023, the Company issued 925,667 shares at prices ranging from $0.87 to $1.01, the Company incurred share issuance costs of $43 for net proceeds of $824 through its At-the-Market equity program.

10.3 Directors, Consultants, and Employee stock options

The Company has adopted a share option plan for which options to acquire up to 10% of the issued share capital, at the award date, may be granted to eligible optionees from time to time. Generally, share options granted have a maximum term of five years, and a vesting period and exercise price determined by the directors.

A summary of the Company’s directors, consultants, and employee stock options are as follows:

	Number of Options	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2022	1,580,826	3.79
Issued	602,000	1.17
Forfeited	(514,999)	3.02
Outstanding, December 31, 2023	1,667,827	3.08

Forfeited	(166,666)	2.40
Outstanding, March 31, 2024	1,501,161	3.16

During the three months ended March 31, 2024, the Company recognized $62 (March 31, 2023 - $58) on the grant and vesting of options to directors, consultants and employees. The grant date fair value per option was calculated using the Black-Scholes model with the following weighted average assumptions:

The following tables summarize information about the Company’s stock options outstanding at March 31, 2024:

	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
			C$

November 15, 2019	233,333	233,333	1.50	0.63	November 15, 2024
November 28, 2019	16,666	16,666	1.56	0.66	November 28, 2024
May 4, 2020	24,999	24,999	1.20	1.09	May 4, 2025
November 23, 2020	66,664	66,664	6.15	1.65	November 23, 2025
January 12, 2021	333,333	333,333	6.51	1.78	January 11, 2026
February 1, 2021	41,666	41,666	9.36	1.84	January 31, 2026
April 27, 2021	60,000	50,000	7.24	2.07	April 26, 2026
March 31, 2022	40,000	26,667	2.98	3.00	March 30, 2027
November 25, 2022	82,500	30,000	1.30	3.65	November 24, 2027
May 11, 2023	50,000	8,333	1.02	4.11	May 10, 2028
November 15, 2023	552,000	—	1.18	4.63	November 14, 2028

Total	1,501,161	831,661

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2024 and March 31, 2023

(Unaudited, In thousands of US dollars, except for per share amounts)

10.	SHARE CAPITAL (continued)

10.4 Deferred Share Units

Pursuant to the Company’s Deferred Share Unit (“DSU”) Incentive Plan approved by the board of directors of the Company on July 8, 2018, deferred stock units to acquire common shares of the Company may be granted to specified board members of the Company in accordance with the terms and conditions of the plan.

Each DSU entitles the participant to receive one common share upon vesting. DSUs vest into common shares on the board members’ separation date from the board of directors. DSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such DSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the DSU vests and the DSU participant receives common shares.

A summary of the Company’s DSUs are as follows:

Number of DSUs

Outstanding, December 31, 2022	623,701
Issued	666,749
Outstanding, December 31, 2023	1,290,450
Issued	187,745
Outstanding, March 31, 2024	1,478,195

During the three months ended March 31, 2024, the Company issued 187,745 DSUs (March 31, 2023 – 180,378) to board members of the Company that vest upon the board member’s separation date from the Board of Directors.

During the three months ended March 31, 2024, the Company recorded $137 (March 31, 2023 - $140) as stock-based compensation for the fair value of the DSUs issued.

11.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management includes personnel having the authority and responsibility for planning, directing and controlling the activities of the Company and comprised the Company’s directors and executive officers.

Expenses incurred to key management are:

	Three months ended	Three months ended
	March 31, 202	March 31, 2023
	$	$
Salaries and Benefits	295	246
Stock-based compensation	189	183
	484	429

During the three months ended March 31, 2023 the Company paid $58 in lease payments to a company owned by a director. $63 was recognized as depreciation and interest expense on the right of use asset and lease liability respectively. During the three months ended December 31, 2023, the director sold the building to an unrelated company.

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2024 and March 31, 2023

(Unaudited, In thousands of US dollars, except for per share amounts)

As at March 31, 2024, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $nil (March 31, 2023 - $2).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

12.	FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, short-term loans and convertible debt. The carrying amounts of cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, and short-term loans approximate fair value due to their short term nature. The embedded derivatives related to the convertible debt are the only instruments measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments. The fair value of the host debenture as at March 31, 2024 is $2,620 if it was a standalone instrument.

The following table summarizes the carrying values and fair values of the Company’s financial instruments:

	March 31, 2024	December 31, 2023
	$	$
Assets:
Measured at amortized cost (i)	11,845	7,625
Liabilities:
Amortized cost (ii)	53,855	47,663
Fair value through P&L (iii)	(45)	159

(i)       Cash and cash equivalents, and trade and other receivables

(ii)       Accounts payable and accrued liabilities, current loans, and lease obligations.

(iii)       Embedded derivatives related to convertible debt (only financial instrument carried at fair value)

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy. The measurement is classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 – Inputs that are not based on observable market data

The Company valued the derivatives associated with the convertible debt (iii) as a level 3 instrument. The Company used the binomial tree method to determine the fair value of the embedded derivatives attributed to the convertible debt (Note 8).

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2024 and March 31, 2023

(Unaudited, In thousands of US dollars, except for per share amounts)

13.	SEGMENT INFORMATION

Allocation of revenue to geographic areas for the single segment is as follows:

	Three months ended March 31, 2024			Three months ended March 31, 2023
	Canada	USA	Total	Canada	USA	Total
	$	$	$	$	$	$
Bus Sales	7,016	—	7,016	—	987	987
Truck Sales	4,842	—	4,842	480	—	480
Vehicle Sales	11,858	—	11,858	480	987	1,467

Spare part sales	1,101	228	1,329	972	210	1,182
Operating lease revenue	7	40	47	—	—	—
Other revenue	1,108	268	1,376	972	210	1,182

Total Revenue	12,966	268	13,234	1,452	1,197	2,649

During the three months ended March 31, 2024, the Company had sales of $2,943, $2,898, $2,110 and $2,082 to four end customers, representing 22%, 22%, 16% and 16% of total sales, respectively. During the three months ended March 31, 2023, the Company had sales of $987, $484, and $321 to three end customers, representing 37%, 18% and 12% of total sales, respectively.

During the three months ended March 31, 2024, the Company had outstanding accounts receivable of $2,661, $1,443 and $1,080 to three end customers representing 35%, 19% and 14% of total accounts receivable, respectively. During the three months ended March 31, 2023, the Company had outstanding accounts receivable of $1,436 and $1,065 to two end customers representing 40% and 30% of total accounts receivable, respectively.

14.	COMMITMENTS AND CONTINGENCIES

The Company entered into a production agreement with its manufacturers whereby the parties have agreed to a specified production volume. Future payments as at March 31, 2024 are $23,417 with the majority expected to be paid within the next 12 months.

15.	SUBSEQUENT EVENTS

On April 18, 2024, the Company announced it had secured a 12 month term loan for proceeds of C$2,000. The loan bears interest at a rate of 12% per annum of which the principal and interest is due 12 months from March 5, 2024.. The Company has agreed to issue 800,000 warrants exercisable into common shares at a price of C$1.15 per common share for 12 months. The warrants and any common shares issued on exercise thereof, will bear a hold period of four months and one day from the date of issuance of the warrants.

Proceeds of C$2,000 were received prior to March 31, 2024, before the agreement was executed by both parties in April 2024. Accordingly, the C$2,000 is reflected in the cash and cash equivalents and accounts payable and accrued liabilities balance as at March 31, 2024.

Subsequent to March 31, 2024, the Company received an extension of its $30 million facility and its C$10 million facility (Note 5) with the facilities set to be renewed, at the discretion of the lender, on July 16, 2024. The facility may be renewed on a yearly basis at the discretion of the lender.

Subsequent to March 31, 2024, the repayment terms for the C$11,948 unsecured debenture (Note 7) was amended with principal of C$87 paid in April and C$87 due in July of 2024, with the remaining principal and all accrued interest due on October 4, 2024.